Exhibit 3.3

Amendments to the Bylaws of the Corporation

On March 27, 2006, the Company’s Board of Directors approved the following amendments to the Bylaws of the Corporation:

(1)  ADD Section 4.3(d) to ARTICLE IV which shall be the following:

4.3(d) Service on Other Boards of Directors. No director of the Corporation shall serve as a director, or occupy a similar position, of any other exploration or mining corporation or entity without the prior written consent of the Chairman of the Board of Directors of HuntMountain Resources.

(1)  ADD Section 7.3(d) to ARTICLE VII which shall be the following:

7.3(d) Service to Other Companies. No Executive Officer of the Corporation shall serve as an executive officer, or in a similar capacity, or as a consultant, to any other exploration or mining corporation or entity without the prior written consent of the President of HuntMountain Resources.